FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

CIN-L65190GJ1994PLC021012

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. Notice of Annual General Meeting 2. Legend attached to the Notice sent to ADS holders

Item 1

Notice

NOTICE is hereby given that the Twenty-Second Annual General Meeting of the Members of ICICI Bank Limited (the Bank/Company) will be held on Monday, July 11, 2016 at 12.00 noon at Sir Sayajirao Nagargruh, Vadodara Mahanagar Seva Sadan, Near GEB Colony, Old Padra Road, Akota, Vadodara 390 020, Gujarat, India, to transact the following business:

ORDINARY BUSINESS

1.	To receive, consider and adopt the financial statements for the financial year ended March 31, 2016 together with the Reports of the Directors and the Auditors.

2.	To declare dividend on preference shares.

3.	To declare dividend on equity shares.

4.	To appoint a director in place of Mr. Rajiv Sabharwal (DIN: 00057333), who retires by rotation and, being eligible, offers himself for re-appointment.

5.	To appoint a director in place of Mr. N. S. Kannan (DIN: 00066009), who retires by rotation and, being eligible, offers himself for re-appointment.

6.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT in terms of the provisions of Sections 139-142 and other applicable provisions, if any, of the Companies Act, 2013 read with the underlying rules viz. Companies (Audit and Auditors) Rules, 2014 as may be applicable and the Banking Regulation Act, 1949 (including any statutory modifications(s) or re-enactment(s) thereof) and pursuant to the resolution passed by the Members at the Twentieth Annual General Meeting held on June 30, 2014 appointing M/s B S R & Co. LLP, Chartered Accountants (Registration No. 101248W) as statutory auditors to hold office from the conclusion of the Twentieth AGM till conclusion of the Twenty-Fourth AGM, the appointment of M/s B S R & Co. LLP, Chartered Accountants (Registration No. 101248W), as statutory auditors of the Company, to hold office from the conclusion of this Meeting i.e. Twenty-Second Annual General Meeting until the conclusion of the Twenty-third Annual General Meeting of the Company, be ratified by the Members on a remuneration inclusive of service tax and such other tax(es) (as may be applicable) and reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the Company (including terms of payment) to be fixed by the Board of Directors of the Company, based on the recommendation of the Audit Committee in connection with the audit of the accounts of the Company for the year ending March 31, 2017.

7.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Section 143(8) and other applicable provisions, if any, of the Companies Act, 2013, read with the underlying rules viz. Companies (Audit and Auditors) Rules, 2014 as may be applicable, the Banking Regulation Act, 1949 (including any statutory modifications(s) or re-enactment(s) thereof) and subject to such regulatory approvals and consents as may be required, the Board of Directors of the Company be and is hereby authorised to appoint branch auditors, as and when required, in consultation with the statutory auditors, to audit the accounts in respect of the Company’s branches/offices in or outside India and to fix their terms and conditions of appointment and remuneration, based on the recommendation of the Audit Committee, plus service tax and such other tax(es), as may be applicable, and reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the branches/offices in or outside India for the year ending March 31, 2017.

SPECIAL BUSINESS

8.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT Mr. Vijay Chandok, (DIN: 01545262) in respect of whom the Bank has received notice in writing under Section 160 of the Companies Act, 2013 along with deposit of ₹ 100,000 from a Member proposing his candidature for the office of Director be and is hereby appointed as a Director of the Bank liable to retire by rotation effective from the date of receipt of approval from Reserve Bank of India.

Notice

9.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013 (“the Act”) and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof), the appointment of Mr. Vijay Chandok (DIN: 01545262) as a Wholetime Director (designated as Executive Director) of the Bank for a period of five years effective from the date of receipt of approval from Reserve Bank of India (RBI) on the following terms and conditions be and is hereby approved:

Salary:

In the range of ₹ 950,000 to ₹ 1,700,000 per month with the present salary being in the scale of ₹ 1,327,500 per month.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired Wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the Wholetime Directors are also eligible for housing loans subject to approval of RBI.

Supplementary Allowance:

In the range of ₹ 675,000 to ₹ 1,225,000 per month with the present monthly allowance being in the scale of ₹ 975,200 per month.

Bonus:

An amount up to the maximum limit permitted under RBI guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, subject to such other approvals as may be necessary.

RESOLVED FURTHER THAT the Board or a Committee thereof be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Mr. Chandok and his designation during his tenure as a Wholetime Director of the Bank within the terms mentioned above, subject to the approval of RBI from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profits in any financial year, the remuneration payable to Mr. Chandok shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the said appointment as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

10.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to Sections 149(9), 197, 198 and other applicable provisions of the Companies Act, 2013 (“the Act”), the underlying rules, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), guidelines issued by Reserve Bank of India (RBI) and subject to such regulatory approvals as may be required and subject to availability of net profits at the end of each financial year and subject to the total remuneration payable to Directors who are neither Managing Directors nor Wholetime Directors not exceeding in the aggregate one percent of the net profits of the Company computed in the manner stipulated in Section 198 of the Act, consent of the Members be and is hereby accorded to pay compensation in the form of profit related commission upto ₹ 1,000,000 per annum to each non-executive director of the Bank other than part-time Chairman and the director nominated by the Government of India, for each year effective from financial year ended March 31, 2016.

RESOLVED FURTHER THAT the above payment of commission is in addition to sitting fees and reimbursement of expenses for attending the meetings of the Board of Directors and/or other meetings being paid to the non-executive Directors.

RESOLVED FURTHER THAT the Board of Directors of the Company (including the Board Governance Remuneration & Nomination Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including deciding on the manner of payment of commission, apportionment if any and settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

11.	To consider and, if thought fit, to pass, the following Resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Section 42 and such other provisions of the Companies Act, 2013 as may be applicable and underlying Rules i.e. Companies (Prospectus and Allotment of Securities) Rules, 2014 as amended from time to time and such other regulations as may be applicable, the consent of the Members of the Company be and is hereby accorded to the Board of Directors to borrow from time to time, by way of issue of non-convertible securities including but not limited to bonds and non-convertible debentures in one or more tranches of upto ₹ 25,000 crore (Rupees Twenty Five Thousand crore) on private placement basis during a period of one year from the date of passing of this Resolution within the overall borrowing limits of the Company as approved by the Members from time to time.

RESOLVED FURTHER THAT the Board of Directors of the Company (also deemed to include the Committee of Executive Directors to which the powers of borrowings have been delegated by the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

NOTES:

a.	The relevant Explanatory Statement pursuant to Section 102(1) of the Companies Act, 2013, in respect of Item Nos. 6, 8 to 11 set out in the Notice is annexed hereto.

b.	A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND, ON A POLL, TO VOTE INSTEAD OF HIMSELF. SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES, IN ORDER TO BE VALID AND EFFECTIVE, MUST BE DELIVERED AT THE REGISTERED/CORPORATE OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

Pursuant to the provisions of the Companies Act, 2013 and the underlying rules viz. Companies (Management and Administration) Rules, 2014, a person can act as proxy on behalf of members not exceeding fifty and holding in the aggregate not more than ten percent of the total share capital of the company carrying voting rights.

c.	Voting through electronic means:

I.	In compliance with Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, the Company is pleased to provide Members the facility to exercise their right to vote at the 22nd Annual General Meeting (AGM) by electronic means. The facility of casting votes by a Member using an electronic voting system from a place other than the venue of the AGM (remote e-voting) will be provided by National Securities Depository Limited (NSDL) and the items of business as detailed in this Notice may be transacted through remote e-voting.

Notice

II.	A person whose name is recorded in the Register of Members or in the Register of Beneficial Owners maintained by the depositories as on the cut-off date of July 4, 2016 only shall be entitled to avail the facility of remote e-voting as well as voting at the AGM.

III.	A person who is not a Member as on the cut-off date should treat this Notice for information purpose only.

IV.	The facility for electronic voting shall also be made available at the AGM and the Members attending the AGM who have not already cast their votes through remote e-voting shall be able to exercise their voting rights at the AGM.

V.	The Members who have cast their votes through remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again. However, in case a Member casts his/her vote both by electronic voting at the AGM and by remote e-voting, then voting done through remote e-voting shall be considered and voting done by electronic voting at the AGM will be treated as invalid.

The instructions for remote e-voting are as under:

i.	Members whose shareholding is in the dematerialised form and whose email addresses are registered with the Company/Depository Participant(s) will receive an email from NSDL informing the User-ID and Password/PIN.

1.	Open email and open PDF file viz.; “ICICI Bank e-voting.pdf” with your Client ID or Folio No. as password. The said PDF file contains your user ID and password for remote e-voting. Please note that the password is an initial password.

2.	Launch internet browser by typing the following URL: https://www.evoting.nsdl.com.

3.	Click on Shareholder – Login.

4.	Enter the User ID and password/PIN as initial password noted in step (1) above. Click Login.

5.	Password change menu appears. Change the password/PIN with new password of your choice with minimum 8 digits/characters or combination thereof. Note new password. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

6.	Home page of remote e-voting opens. Click on remote e-voting: Active Voting Cycles.

7.	Select “REVEN” (Remote E Voting Event Number) of ICICI Bank Limited.

8.	Now you are ready for remote e-voting as Cast Vote page opens.

9.	Cast your vote by selecting appropriate option and click on “Submit” and also “Confirm” when prompted.

10.	Upon confirmation, the message “Vote cast successfully” will be displayed.

11.	Once you have voted on the resolution, you will not be allowed to modify your vote.

12.	Institutional Members (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/Authority letter etc. together with attested specimen signature of the duly authorised signatory(ies) who are authorised to vote, to the Scrutinizer through e-mail to scrutinizericicibank@gmail.com or evoting@icicibank.com with a copy marked to evoting@nsdl.co.in.

ii.	For Members holding shares in dematerialised form whose email IDs are not registered with the Company/Depository Participants, Members holding shares in physical form as well as those Members who have requested for a physical copy of the Notice and Annual Report, the following instructions may be noted:

1.	Initial password is provided as below/at the bottom of the Attendance Slip for the AGM:

REVEN (Remote E Voting Event Number)	USER ID	PASSWORD/PIN

2.	Please follow all steps from Sr. No. 1 to Sr. No. 12 of (i) above, to cast vote.

VI.	In case of any queries/grievances, you may refer the Frequently Asked Questions (FAQs) for Members and remote e-voting user manual for Members available at the downloads section of www.evoting.nsdl.com or may contact on the NSDL toll free no. 1800-222-990 or may contact Mr. Amit Vishal, Senior Manager, National Securities Depository Ltd., Trade World, ‘A’ Wing, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013, at the designated email IDs: evoting@nsdl.co.in or AmitV@nsdl.co.in or at telephone nos. +91 22 2499 4600/+91 22 2499 4360. Alternatively, Members may also write to Mr. P. Sanker, Senior General Manager (Legal) & Company Secretary at the email ID: companysecretary@icicibank.com or contact at telephone no. +91 22 2653 8900.

VII.	Login to the remote e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the 'Forgot Password' option available on the site to reset the password/PIN.

VIII.	If you are already registered with NSDL for remote e-voting then you can use your existing user ID and password/PIN for casting your vote.

IX.	You can also update your mobile number and e-mail id in the user profile details of the folio which may be used for sending future communication(s).

X.	The remote e-voting period commences on Friday, July 8, 2016 (9:00 a.m. IST) and ends on Sunday, July 10, 2016 (5:00 p.m. IST). During this period Members of the Bank, holding shares either in physical form or in dematerialised form, as on the cut-off date of July 4, 2016 may cast their vote electronically. The remote e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by the Member, the Member shall not be allowed to change it subsequently.

XI.	The voting rights of Members shall be in proportion to their share of the paid-up equity share capital of the Bank as on the cut-off date of July 4, 2016 subject to the provisions of Banking Regulation Act, 1949.

XII.	Alwyn D’Souza of Alwyn D’ Souza & Co., Company Secretaries has been appointed as the Scrutinizer to scrutinize the remote e-voting process as well as the electronic voting process at the AGM in a fair and transparent manner.

XIII.	The Chairman shall, at the AGM, at the end of discussion on the resolutions on which voting is to be held, allow e-voting with the assistance of scrutinizer for all those Members who are present at the AGM but have not cast their votes by availing the remote e-voting facility.

XIV.	The Scrutinizer after the conclusion of voting at the AGM will unblock the votes cast through e-voting in the presence of at least two witnesses not in the employment of the Company and shall make, not later than three days of the conclusion of the AGM, a consolidated scrutinizer’s report of the total votes cast in favour or against, if any, to the Chairman or a Director authorised by him in writing, who shall countersign the same. The Chairman or the authorised Director shall declare the result of the voting forthwith.

XV.	The Results declared alongwith the Scrutinizer’s Report shall be displayed at the Registered Office as well as the Corporate Office of the Company and uploaded on the Company’s website www.icicibank.com as well as on the website of NSDL after the same is declared by the Chairman/authorized person. The Results shall also be simultaneously forwarded to the stock exchanges.

d.	Members are requested to note that the Company’s equity shares are under compulsory demat trading for all investors, subject to the provisions of SEBI Circular No.21/99 dated July 8, 1999. Members are, therefore, requested to dematerialise their shareholding to avoid inconvenience.

e.	The Register of Members and the Share Transfer Books of the Company will remain closed from June 18, 2016 to July 11, 2016 (both days inclusive). Dividend for the year ended March 31, 2016, at the rate of ₹ 5/- per fully paid-up equity share of ₹ 2/- each if declared at the Meeting, will be paid on and from July 12, 2016:

(i)	to those Members, holding shares in physical form, whose names appear on the Register of Members of the Company, at the close of business hours on July 11, 2016 after giving effect to all valid transfers in physical form lodged on or before June 17, 2016 with the Company and/or its Registrar and Transfer Agent; and

Notice

(ii)	in respect of shares held in electronic form, to all beneficial owners as per the details furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) at the close of business hours on June 17, 2016.

In terms of the directives of Securities and Exchange Board of India, shares issued by companies should rank pari passu in all respects, including dividend entitlement, and accordingly the equity shares allotted/to be allotted by the Company upto June 17, 2016 under the ICICI Bank Employees Stock Option Scheme will be entitled for full dividend for the financial year ended March 31, 2016, if declared at the Meeting. The dividend proposed is in accordance with applicable RBI guidelines and the dividend policy of the Bank.

f.	Members holding shares in physical form are requested to immediately notify change in their address, to the Registrar and Transfer Agent of the Company, viz. 3i lnfotech Limited, International Infotech Park, Tower 5, 3rd Floor, Vashi Railway Station Complex, Vashi, Navi Mumbai 400 703, quoting their Folio Number(s).

In order to avoid fraudulent encashment of dividend warrants, Members holding shares in physical form are requested to send to the Registrar and Transfer Agent of the Company, at the above mentioned address, on or before June 17, 2016 a Bank Mandate (providing details of name and address of banker, branch, PIN code and particulars of the bank account) or changes therein, if not provided earlier, under the signature of the Sole/First holder quoting their Folio Number. This information will be printed on the dividend warrants. Members may also avail of the Electronic Clearing Service (ECS) mandate facility provided by the Company.

g.	Members holding shares in dematerialised mode are requested to intimate all changes pertaining to their bank details, ECS mandates, email addresses, nominations, power of attorney, change of address/name etc. to their Depository Participant (DP) only and not to the Company or its Registrar and Transfer Agent. Any such changes effected by the DPs will automatically reflect in the Company’s subsequent records.

h.	Pursuant to the provisions of Section 205C of the Companies Act, 1956, the amounts of dividend remaining unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Accounts of the Company and erstwhile The Bank of Rajasthan Limited are required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government and, thereafter, no payments shall be made by the Company or by the IEPF in respect of such amounts. Therefore, the amount of unclaimed dividend for the financial year ended March 31, 2009 would be transferred to the IEPF. As such, Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 2009 and/or subsequent years are requested to submit their claims to the Registrar and Transfer Agent of the Company without any delay.

i.	Members may avail of the nomination facility as provided under Section 72 of the Companies Act, 2013.

j.	Pursuant to Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the information about the Directors proposed to be re-appointed is given in the Annexure I to the Notice.

k.	This Notice and the annual report of the Company circulated to the Members of the Company, will be made available on the Company’s website at www.icicibank.com and on the website of NSDL at www.nsdl.co.in.

l.	Members desirous of getting any information about the accounts and/or operations of the Company are requested to write to the Company at least seven days before the date of the Meeting to enable the Company to keep the information ready at the Meeting.

m.	During the period beginning 24 hours before the time fixed for the commencement of the Meeting and ending with the conclusion of the meeting, a member would be entitled to inspect the proxies lodged with the Bank between 9:00 a.m. IST and 6:00 p.m. IST at the registered office of the Company, provided that a requisition for the same from a Member is received in writing not less than 3 days before the commencement of the Meeting.

n.	All the documents referred to in the Notice and Explanatory Statement will be available for inspection by the Members at the Registered/Corporate Office of the Company between 11:00 a.m. IST and 1:00 p.m. IST on all working days from the date hereof upto the date of the Meeting. The relevant documents referred to in the Notice and Explanatory Statement will also be available for inspection by the Members at the Meeting.

Regulation 36 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 permits sending of soft copies of annual reports to all those Members who have registered their email addresses for the said purpose.

The Companies Act, 2013 has also recognised serving of documents to any Member through electronic mode. In terms of the Circular No. NSDL/CIR/II/10/2012 dated March 9, 2012 issued by National Securities Depository Limited, email addresses made available by the Depository for your respective Depository Participant accounts as part of the beneficiary position downloaded from the Depositories from time to time will be deemed to be your registered email address for serving notices/documents including those covered under Sections 101 and 136 of the Companies Act, 2013 read with Section 20 of the Companies Act, 2013 and the underlying rules relating to transmission of documents in electronic mode. In light of the requirements prescribed by the aforesaid circulars, for those Members whose Depository Participant accounts do not contain the details of their email address, printed copies of the Notice of Annual General Meeting and Annual Report for the year ended March 31, 2016 would be despatched.

The Notice of Annual General Meeting and the copies of audited financial statements, directors’ report, auditors’ report, business responsibility report etc. will also be displayed on the website of the Bank www.icicibank.com and the other requirements as applicable will be duly complied with. Members holding shares in electronic mode are requested to ensure to keep their email addresses updated with the Depository Participants. Members who have not registered their email id with their Depository Participants are requested to do so and support the green initiative. Members holding shares in physical mode are also requested to update their email addresses by writing to the Registrar and Transfer Agent of the Company at the address mentioned in (f) above quoting their folio number(s).

By Order of the Board

P. Sanker

Senior General Manager (Legal)

& Company Secretary

Mumbai, May 26, 2016

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: investor@icicibank.com

Registered Office: Landmark Race Course Circle Vadodara 390 007 Phone: 0265-3263701	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051 Phone: 022-26538900 Fax: 022-26531230

Notice

EXPLANATORY STATEMENT UNDER SECTION 102(1) OF THE COMPANIES ACT, 2013

Item No. 6

B S R & Co. LLP, Chartered Accountants were appointed as statutory auditors by the Members at the Twentieth Annual General Meeting (AGM) held on June 30, 2014 to hold office from the conclusion of the Twentieth AGM till conclusion of the Twenty fourth AGM. In terms of Section 139 of the Companies Act, 2013 (“the Act”), the approval has been sought from the Members for ratification of the appointment of BSR & Co. LLP, Chartered Accountants as statutory auditors of the Bank to hold office from the conclusion of this Meeting i.e the Twenty second Annual General Meeting (AGM) until the conclusion of the Twenty-Third AGM of the Company and authorisation for the Board to fix their remuneration in connection with the audit of accounts for fiscal 2017.

As per the requirement of the Act, B S R & Co. LLP, Chartered Accountants have confirmed that the appointment if made would be within the limits specified under Section 141(3)(g) of the Act and they are not disqualified to be appointed as statutory auditor in terms of the proviso to Section 139(1), Section 141(2) and Section 141(3) of the Act and the provisions of the Companies (Audit and Auditors) Rules, 2014. The appointment of BSR & Co. LLP, Chartered Accountants as Statutory Auditors for fiscal 2017 has been approved by RBI.

The Directors recommend the Resolution at Item No. 6 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives are in any way concerned or interested, financially or otherwise in the passing of the Resolution at Item No. 6 of the accompanying Notice.

Item Nos. 8 and 9

The Board at its Meeting held on April 29, 2016 subject to approval of Reserve Bank of India (RBI), Members and such other regulatory approvals as may be applicable, appointed Mr. Vijay Chandok as a Wholetime Director designated as Executive Director of the Bank for a period of five years effective from the date of approval by RBI. The Bank has made an application to RBI seeking its approval for appointment of Mr. Vijay Chandok as a Wholetime Director designated as Executive Director.

In terms of Section 160 of the Companies Act, 2013 (“the Act”), the Bank has received a notice from a Member along with requisite deposit of ₹ 100,000 signifying intention to propose Mr. Chandok as a candidate for the office of Director of the Bank. Pursuant to the approval granted by the Board at its Meeting held on April 29, 2016, Mr. Chandok’s appointment is proposed for a period of five years effective from the date of receipt of RBI approval on the terms as mentioned in the resolution. The required details in terms of Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 is provided herein after.

Your Directors recommend the resolutions at Item Nos. 8 and 9 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives are concerned/interested, financially or otherwise, in the passing of these resolutions.

The terms and conditions relating to the appointment and remuneration of Mr. Chandok as a Wholetime Director (designated as Executive Director), would be available for inspection at the Registered Office of the Bank on all working days from 11:00 a.m. IST to 1:00 p.m. IST from the date hereof upto July 11, 2016 and also at the Meeting.

Item No. 10

The Non-Executive Directors in private sector banks were hitherto permitted to be paid only sitting fees and reimbursement of expenses for participation in the Board and other meetings. Reserve Bank of India (RBI) issued guidelines on June 1, 2015 regarding compensation of non-executive Directors (excluding part-time Chairman) of private sector banks and permitted the payment of profit-related commission upto ₹1,000,000 per annum to Non-Executive Directors. The guidelines clearly articulate the fact that there is a need to bring in professionalism to the boards of banks and in order to enable banks to attract and retain professional directors, it is essential that such directors are appropriately compensated. The guidelines also stipulated that the Board of Directors, in consultation with its Remuneration Committee, should formulate and adopt a comprehensive compensation policy for the Non-Executive Directors (other than the part-time non-executive Chairman) and while formulating the policy, the Board shall ensure compliance with the provisions of the Companies Act, 2013. It may be noted that the non-executive part time Chairman of private sector banks are entitled to receive a fixed remuneration subject to approval of RBI.

With the advent of the Companies Act, 2013 (‘the Act’), introduction of new Corporate Governance norms and SEBI (Listing obligations and Disclosure Requirements), Regulations, 2015 the roles and responsibilities of the Non-Executive Directors have undergone significant change requiring enhanced time and attention required from the Non-Executive independent directors.

Considering all of the above, the Board at its Meeting held on September 16, 2015 (based on the recommendations of the Board Governance, Remuneration & Nomination Committee), approved the payment of profit related commission of ₹ 1,000,000 each, per annum to each non-Executive Director of the Bank other than part-time Chairman and the Director nominated by the Government of India), in addition to sitting fees and reimbursement of expenses for attending the meetings of the Board of Directors and/or other meetings, subject to approval of Members and such other regulatory approvals as may be required. The Board also amended the Compensation Policy (Remuneration Policy) framed in accordance with the requirements of the Companies Act, 2013 as well as RBI guidelines to align with the requirements of the aforesaid guidelines.

Approval of the Members is sought subject to availability of net profits at the end of each financial year for payment of commission upto ₹ 1,000,000 each, per annum to each non-Executive Director of the Bank other than part-time Chairman and the Director nominated by the Government of India from the financial year ended March 31, 2016 onwards. The total commission payable shall be within the limits as prescribed under Section 197 of the Companies Act, 2013 and shall not exceed one percent of the net profits of the Bank computed in accordance with the manner laid down in Section 198 of the Companies Act, 2013.

Your Directors recommend the Resolution at Item No. 10 of the accompanying Notice for approval of the Members of the Bank.

All the Non-Executive Directors (other than the Non-Executive part-time Chairman and Government Nominee Director) of the Bank and their relatives are concerned/interested in passing of this resolution. None of the other Directors, Key Managerial Personnel of the Bank and their relatives are in any way concerned or interested, financially or otherwise in the passing of the Resolution at Item No. 10 of the accompanying Notice.

A copy of the RBI guidelines dated June 1, 2015 and the Remuneration Policy of the Bank would be available for inspection at the Registered Office of the Bank on all working days from 11:00 a.m. IST to 1:00 p.m. IST from the date hereof upto July 11, 2016 and also at the Meeting.

As per the requirements of Secretarial Standard 2 issued by the Institute of Company Secretaries of India, please find appended in Annexure II details of the Non-Executive Independent Directors who are entitled for commission for FY2016.

Item No. 11

Section 42 of the Companies Act, 2013 and its underlying rules viz Companies (Prospectus and Allotment of Securities) Rules, 2014 (including any modification(s) or re-enactment(s) thereof) provide that a Company shall make a private placement of its securities only if the proposed offer of securities or invitation to subscribe to securities has been previously approved by the Members of the Company, by a Special Resolution, for each of the Offers or Invitations. It further provides that the explanatory statement annexed to the notice for the general meeting shall disclose the basis or justification for the price (including premium, if any) at which the offer or invitation is being made. It also provides that in case of offer or invitation for non-convertible debentures, it shall be sufficient if the company passes a prior special resolution once in a year for all the offers or invitation for such debentures during the year.

At the Annual General Meeting held on June 29, 2015, the Members had approved a limit of ₹ 50,000 crore for borrowings by way of securities including but not limited to bonds and non-convertible debentures on private placement basis. The Bank has borrowed ₹ 6,500 crore (Rupees six thousand five hundred crore) by way of issue of non-convertible debentures (NCDs) on private placement basis since the last AGM till May 13, 2016. Considering the same, the Bank has assessed its fund requirements and it is proposed that the borrowing limits for the purpose of Section 42 read with

Notice

the rules relating to this Section for borrowing by way of non-convertible securities including but not limited to bonds and NCDs be reduced for the current year and fixed at ₹ 25,000 crore (Rupees twenty five thousand crore). This would form part of the overall borrowing limits under Section 180(1)(c) of the Companies Act, 2013 of ₹ 250,000 crore (Rupees two hundred and fifty thousand crore) approved by the Members at the AGM held on June 30, 2014. The resolution under Section 42 will be valid for a period of one year from the date of passing this resolution. The pricing of the non-convertible securities including but not limited to bonds and non-convertible debentures (NCDs) depends primarily upon the rates prevailing for risk free instruments, rates on other competing instruments of similar rating and tenor in the domestic market, investors’ appetite for such instruments and investor regulations which enable investments in such instruments. Accordingly, during the validity of this resolution, the Bank proposes to issue non-convertible securities including but not limited to bonds and non-convertible debentures (NCDs) by way of private placement at upto 300 basis points (bps) above the rates prevailing for risk free instruments as represented by the respective tenor rupee sovereign bonds for issuances in rupee market. The pricing for each of the issuance/program would be approved by the Board or a Committee of Board.

Your Directors recommend the Resolution at Item No. 11 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives are in any way concerned or interested, financially or otherwise in the passing of the Resolution at Item No. 11 of the accompanying Notice.

By Order of the Board

P. Sanker

Senior General Manager (Legal)

& Company Secretary

Mumbai, May 26, 2016

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: investor@icicibank.com

Registered Office:	Corporate Office:
Landmark	ICICI Bank Towers
Race Course Circle	Bandra-Kurla Complex
Vadodara 390 007	Mumbai 400 051
Phone:0265-3263701	Phone: 022-26538900
Fax: 022-26531230

ANNEXURE I TO ITEM NOS. 4, 5, 8 AND 9 OF THE NOTICE

Pursuant to Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard 2 issued by the Institute of Company Secretaries of India, following information is furnished about the Directors proposed to be appointed/re-appointed.

1.	Mr. Rajiv Sabharwal

Name of the Director	Rajiv Sabharwal
Age	50 years
Date of first appointment on Board	June 24, 2010
Qualification	B.Tech. (IIT Delhi), PGDM (IIM Lucknow)
Brief resume including experience

Mr. Rajiv Sabharwal, executive Director on the Board of ICICI Bank is responsible for Retail Banking, Business Banking, Rural Banking & Financial Inclusion Business. He is also a Director on the board of ICICI Prudential Life Insurance Company Limited and the Non-Executive Chairman of ICICI Home Finance Company Limited.

He has over 24 years of experience in the Banking/Financial Services industry. He joined ICICI Group in 1998 and has held leadership positions in credit policy, debt management, business analytics, mortgage finance, consumer loans, credit cards, rural and microfinance lending and financial inclusion. His contribution in the growth of mortgage and retail business is widely acknowledged in the industry circles and within ICICI Group. He also has considerable knowledge relating to the securities and portfolio management business segments as he has been on the investment advisory committee of ICICI Prudential Asset Management Company's Real Estate PMS since 2007.

Prior to joining ICICI Group Mr. Sabharwal has worked in the Consumer Durables, Marketing, Commercial Finance and Retail Finance businesses at Godrej, SRF Finance and GE Capital respectively. In January 2009 he joined Sequoia Capital, a leading venture/growth capital company and worked as Operating Partner focusing on the financial services sector. There he led new investment decisions as well as represented Sequoia at the board in existing investments.

He then rejoined the Bank in April 2010.
Expertise in specific functional areas	Mr. Sabharwal has vast experience in Retail Banking, Business Banking, Rural Banking Consumer Durables Marketing, Commercial Finance, Retail Finance, Mortgage Finance, Rural & Microfinance lending and Financial Inclusion Banking
Other Directorships	ICICI Home Finance Company Limited ICICI Prudential Life Insurance Company Limited
Chairmanship/Membership of Committees in companies in which position of Director is held

ICICI Bank Limited

Asset Liability Management Committee

Committee of Executive Directors

Committee of Senior Management

Committee for identification of Wilful Defaulters/Non Co-operative Borrowers

Fraud Monitoring Committee

ICICI Home Finance Company Limited

Asset Liability Management Committee

Committee of Directors

Management Committee

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on May 20, 2016)	2,48,500 equity shares
No. of board meetings attended during the year	10
Terms and conditions of appointment or re-appointment	Executive Director liable to retire by rotation

Notice

2.	Mr. N. S. Kannan

Name of the Director	N. S. Kannan
Age	50 years
Date of first appointment on Board	May 1, 2009
Qualification	B.E. (Hons.) NIT (Tiruchi), CFA, ICFAI, PGDM – IIM Bangalore
Brief resume including experience

Mr. N. S. Kannan, executive Director on the Board of ICICI Bank is responsible for Finance, Treasury, Global Markets, Corporate Legal, Operations, Risk Management, Secretarial, Corporate Communications, Infra Management & Services Group, Corporate Branding and Strategic Solutions group. He also has the responsibility for day-to-day administration of the Compliance and Internal Audit functions. Additionally, the President of ICICI Foundation for Inclusive Growth, also reports to Mr. Kannan.

Mr. Kannan has been with the ICICI group for 25 years. He joined the group as a Project Officer. During his tenure with the ICICI group, he handled Project Finance, Infrastructure Finance, Structured Finance and Treasury functions. Mr. Kannan was Executive Director & CFO of ICICI Bank from May 1, 2009 to October 25, 2013. Prior to this, he was Executive Director of ICICI Prudential Life Insurance Company Limited. Before his tenure at ICICI Prudential Life Insurance Company, Mr. Kannan was the Chief Financial Officer and Treasurer of ICICI Bank.

Mr. Kannan is a postgraduate in management from the Indian Institute of Management, Bangalore with a gold medal for best all-round performance. He is also a Chartered Financial Analyst from the Institute of Chartered Financial Analysts of India and an Honours graduate in Mechanical Engineering from National Institute of Technology (formerly Regional Engineering College), Tiruchirappalli.

In 2015, Mr. Kannan was inducted as a member of the CFO Hall of Fame by CFO India publication for an exemplary career and contribution to the world of finance. In 2013, he was voted the Best CFO in India in a poll conducted by Finance Asia. In 2012 & 2013, he was awarded the Best CFO in the Indian banking/financial services sector at the CNBC TV 18 CFO Awards.

Mr. Kannan has been on various committees and sub-committees relating to policy making and regulatory developments. His contribution varies ranging from formulation of the National Telecom Policy, as member of the task force for Goods & Services Tax, in drafting the competition policy, and being on committees of the Reserve Bank of India for banking related issues.

Mr. Kannan was one of the key members involved in monetising the Bank’s holdings in its insurance subsidiaries, ICICI Prudential Life Insurance and ICICI Lombard General Insurance. The stake sale in both the subsidiaries reflected significant company valuation.

Expertise in specific functional areas	Mr. Kannan has vast experience in Project Finance, Treasury, Corporate Finance as well as life insurance business.
Other Directorships

ICICI Securities Primary Dealership Limited, Chairman

ICICI Prudential Life Insurance Company Limited

ICICI Lombard General Insurance Company Limited

ICICI Prudential Asset Management Company Limited

ICICI Bank UK PLC

ICICI Bank Canada

Chairmanship/Membership of Committees in companies in which position of Director is held

ICICI Bank Limited

Asset Liability Management Committee

Committee of Executive Directors

Committee for identification of Wilful Defaulters/Non Co-operative Borrowers

Committee of Senior Management

Stakeholders Relationship Committee

ICICI Prudential Life Insurance Company Limited

Board Investment Committee

Board Risk Management Committee

With Profits Committee

ICICI Lombard General Insurance Company Limited

Investment Committee

ICICI Prudential Asset Management Company Limited

Committee of Directors, Chairman

Corporate Social Responsibility Committee, Chairman

Investment Committee

ICICI Securities Primary Dealership Limited

Audit Committee

Nomination and Remuneration Committee

ICICI Bank UK PLC

Board Governance Committee

Board Risk Committee

ICICI Bank Canada

Audit Committee

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on May 20, 2016)	4,26,125 equity shares
No. of board meetings attended during the year	10
Terms and conditions of appointment or re-appointment	Executive Director liable to retire by rotation

Notice

3.	Mr. Vijay Chandok

Name of the Director	Vijay Chandok
Age	48 Years
Date of first appointment on Board	The Board at its Meeting held on April 29, 2016 approved the appointment of Mr. Vijay Chandok as a Wholetime Director (designated as Executive Director) subject to approval of RBI and other regulatory approvals
Qualification	B.E. (Mechanical), MBA
Brief resume including experience

Mr. Chandok joined the ICICI Group in 1993 as a Trainee Officer, with a Master’s degree in Management Studies from NMIMS, Mumbai. Mr. Chandok also holds a Bachelor’s degree in Mechanical Engineering from the Institute of Technology, Banaras Hindu University. In his 22 years with the ICICI Group, he has worked in corporate banking and project finance, prior to leading the SME business and the International Banking Group. He was also the Head of ICICI Bank’s Retail Assets and Rural & Agri Banking Group and Vice Chairman of ICICI Home Finance Company Limited in 2008-2009. He also led the integration of the erstwhile Sangli Bank with ICICI Bank.

Under Mr. Chandok’s leadership, the Bank has played a key role in shaping the SME ecosystem in the country. He has headed significant efforts in stabilizing this business following the challenging experience of recent years by improved monitoring and granular lending to de-risk the Bank’s lending portfolio. Under Mr. Chandok’s leadership the Bank has won a number of banking awards, including the Consumer Moneyfacts Award 2011 for Best Online Savings Provider in the United Kingdom and the Asian Banker Award for Excellence in SME Banking in Asia Pacific, Central Asia and Gulf Region in 2009. Under his leadership, ICICI Bank won awards for being India’s best SME Bank in 2008 (by Dun & Bradstreet) and the Best Bank in SME Lending in Asia Pacific, including Australia and the Middle East in 2009.

Mr. Chandok took charge of the International Banking business of the Bank in 2010, and has since calibrated the growth of the Bank to the global environment. This initiative also helped diversify revenue streams and the funding profile, focusing on rationalisation of capital and retained earnings in both the subsidiaries and overseas branches of the Bank. Mr. Chandok was also one of the key members involved in the exit from the Russian subsidiary of the Bank in 2015.

Expertise in specific functional areas	Corporate Banking, Project Finance and SME business
Other Directorships	ICICI Bank UK PLC ICICI Investment Management Company Limited ICICI Bank Canada
ICICI Lombard General Insurance Company Limited
Chairmanship/Membership of Committees in companies in which position of Director is held

ICICI Investment Management Company Limited

Investment Committee, Chairman

Sub-investment Committee, Chairman

Audit Committee

Nomination and Remuneration Committee

ICICI Bank UK PLC

Credit Committee

ICICI Bank Canada

Risk Committee

Conduct Review Committee

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on May 20, 2016)	57,125 equity shares

No. of board meetings attended during the year	Not Applicable
Terms and conditions of appointment including remuneration

Terms of appointment:

For a period of five years from the date of receipt of approval from Reserve Bank of India.

Proposed compensation:

Salary:

In the range of ₹ 950,000 to ₹ 1,700,000 per month with the present salary being in the scale of ₹ 1,327,500 per month.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired Wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the whole time directors are also eligible for housing loans subject to approval of Reserve Bank of India (RBI).

Supplementary Allowance:

In the range of ₹ 675,000 to ₹ 1,225,000 per month with the present monthly allowance being in the scale of ₹ 975,200 per month.

Bonus:

An amount up to the maximum limit permitted under RBI guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to such other approvals as may be necessary.

By Order of the Board

P. Sanker

Senior General Manager (Legal)

& Company Secretary

Mumbai, May 26, 2016

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: investor@icicibank.com

Registered Office:	Corporate Office:
Landmark	ICICI Bank Towers
Race Course Circle	Bandra-Kurla Complex
Vadodara 390 007	Mumbai 400 051
Phone: 0265-3263701	Phone: 022-26538900
Fax: 022-26531230

ANNEXURE II- ANNEXURE TO ITEM 10 OF THE NOTICE

Name	Mr. Dileep Choksi	Mr. Homi Khusrokhan	Mr. M. S. Ramachandran	Dr. Tushaar Shah	Mr. V. K. Sharma	Mr. V. Sridar
Age	66	72	71	64	57	68
Qualifications	B.Com., FCA, LLB, CWA (Grad)	B.Com. (Hons.), F.C.A., M.Sc. (Econ.) London	B.E. (Mechanical)	Fellow of the Institute of Management, M.A (Eco.), B.A. (Eco.)	M.Sc.	B.Sc., A.C.A.
Experience	Mr. Dileep Choksi is a qualified chartered accountant and has over 35 years of professional experience. He was formerly the Joint Managing Partner of Deloitte in India. In addition to tax and commercial law, his areas of practice have included the audit & assurance functions. In the field of banking, he has held the positions of director and member of advisory boards. He has dealt with multinational corporations and leading national enterprises. He is presently a non-executive Director of two subsidiary companies of ICICI Bank - ICICI Lombard General Insurance Company Limited and ICICI Home Finance Company Limited.	Mr. Khusrokhan has over 40 years experience in the corporate sector. He retired as the Managing Director of Tata Chemicals Limited in 2008. . He has earlier been the Managing Director of Tata Tea Limited and Glaxo India Limited. He has experience and expertise in agriculture related businesses, international business and mergers & acquisitions.	Mr. M. S. Ramachandran holds a Bachelors degree in Mechanical Engineering. He joined Indian Oil Corporation in 1969 and worked in several areas before being appointed as Executive Director, Oil Coordination Committee set up by the Government of India in 1998. He joined the Board of Indian Oil Corporation as Director (Planning & Business Development) in 2000. He was the Chairman of Indian Oil Corporation from 2002 to 2005. Mr. M.S. Ramachandran was conferred with Chemtech-Pharma Bio Hall of Fame Award, 2005 for outstanding contribution to the petroleum and petrochemicals industry.	Dr. Tushaar Shah is a Senior Fellow of the Colombo-based International Water Management Institute, and works out of Anand in Gujarat, western India. He is an economist and public policy specialist and was formerly the Director of the Institute of Rural Management at Anand in India. He has over 30 years of experience and has done extensive research in water institutions and policies. He was honored with the Outstanding Scientist award of the Consultative Group of International Agricultural Research (CGIAR) in 2002. His most recent publication is "Taming the Anarchy: Groundwater Governance in South Asia" published by the Resources for the Future Press, Washington.	Mr. V. K. Sharma is the Managing Director of LIC effective November 1, 2013 prior to which he was the Managing Director & CEO of LIC Housing Finance Limited (LIC HFL). He has been associated with LIC since 1981. Mr. Sharma is presently on the boards of LIC Pension Fund, Infrastructure Leasing & Financial Services Limited, ACC Limited and LIC (International) B.S.C. Bahrain. With his focused leadership proficient in invigorating staff performance, reorganizing teams and developing talent, LIC HFL maintained its growth momentum despite volatile markets and adverse macro-economic conditions. During his tenure LIC HFL was adjudged as "Best Housing Finance Company 2011" by CNBC-TV 18.	Mr. V. Sridar has over 35 years of experience in the Indian banking sector. He retired as Chairman & Managing Director of UCO Bank in 2007. He started his career with Union Bank of India. Prior to becoming Chairman & Managing Director of UCO Bank, he was Chairman of the National Housing Bank.
Date of First Appointment on the Board	April 26, 2013	January 21, 2010	April 25, 2009	May 3, 2010	March 6, 2014	January 21, 2010
Details of remuneration sought to be paid	Profit linked commission of ₹1,000,000 per annum which is within the limits prescribed under Section 197 of the Companies Act, 2013
Remuneration last drawn #	Sitting Fees of ₹ 1,420,000	Sitting Fees of ₹ 2,200,000	Sitting Fees of ₹ 1,940,000	Sitting Fees of ₹ 700,000	Sitting Fees of ₹ 860,000	Sitting Fees of ₹ 1,600,000
Shareholding in the Company (as on May 20, 2016)	2500 equity shares	3500 equity shares	1300 equity shares	Nil	Nil	Nil
Relationship with other Directors, Manager and other Key Managerial Personnel of the Company	None	None	None	None	None	None
No. of Board Meetings attended during the year	10	10	10	7	7	9
Other Directorships (Includes directorship in public, private and foreign companies and insurance corporations)	Swaraj Engines Limited
Arvind Limited
Tata Housing Development Company Limited
ICICI Lombard General Insurance Company Limited
ICICI Home Finance Company Limited
AIA Engineering Limited
Hexaware Technologies Limited
Incube Ventures Private Limited
Lupin Limited
Mafatlal Cipherspace Private Limited	Fulford (India) Limited Novalead Pharma Private Limited Samson Maritime Limited Amanta Healthcare Limited	Ester Industries Limited
GOCL Corporation Ltd
Gulf Oil Lubricants India Limited
Houghton International Inc
Infrastructure India Plc (Isle of Man)
International Paper APPM Limited
Supreme Petrochem Limited	Nil	Life Insurance Corporation of India, Managing Director
LIC (International) B.S.C Bahrain
Life Insurance Corporation (LIC) of Bangladesh Limited
ACC Limited
Infrastructure Leasing and Financial Services Limited
LIC Pension Fund Limited	Aadhar Housing Finance Limited
Cent Bank Home Finance Limited
ICICI Prudential Life Insurance Company Limited
IDFC AMC Trustee Company Limited
Ponni Sugars (Erode) Limited
Sarda Metals & Alloys Limited
Seshasayee Paper and Boards Limited
Chairmanship/Membership of the Committees of other Companies in which position of Director is held

ICICI Lombard General Insurance Company Limited

Audit Committee, Chairman

Board Nomination and Remuneration Committee,

Chairman

Corporate Social Responsibility Committee, Chairman

ICICI Home Finance Company Limited

Audit & Risk Management Committee,

Chairman

Nomination and Remuneration Committee,

Chairman

Corporate Social Responsibility Committee Management Committee Hexaware Technologies Limited

Audit, Governance and Compliance Committee, Chairman

Stakeholders' Relationship Committee

Banking, Investment, Operation & Forex Committee

Special Committee for Internal Automation

Swaraj Engines Limited

Audit Committee, Chairman

Arvind Limited Audit Committee, Chairman

Nomination and Remuneration Committee

Lupin Limited

Audit Committee Tata Housing Development Company Limited

Audit Committee Nomination and Remuneration Committee

Fulford (India) Limited Audit Committee, Chairman Samson Maritime Limited Audit Committe Remuneration Committe

GOCL Corporation Limited

Investment Appraisal and Project Review Committee, Chairman

Nomination & Remuneration Committee, Chairman

Committee of Directors

Gulf Oil Lubricants India Limited

Stakeholder Relationship Committee, Chairman

Nomination and Remuneration Committee

Ester Industries Limited

Nomination & Remuneration Committee, Chairman

Corporate Social Responsibility Committee, Chairman

Audit Committee

Risk Management Committee International Paper APPM Limited

Corporate Social Responsibility Committee, Chairman Nomination and Remuneration Committee

				Nil	Nil

ICICI Prudential Life Insurance Company Limited

With Profits Committee, Chairman

Board Audit Committee

Ponni Sugars (Erode) Limited

Audit Committee, Chairman

Remuneration Committe Seshasayee Paper and Boards Limited

Audit Committee Remuneration Committee Stakeholders Committee Project Committee

Sarda Metals & Alloys Limited

Audit Committee, Chairman

Aadhar Housing Finance Limited

Audit Committee, Chairman

CENT Bank Home Finance Limited

Remuneration Committee, Chairman

Audit Committee, Chairman

Credit Committee HR Committee

# Represents sitting fees paid to Directors during FY2016

MAP SHOWING LOCATION OF THE VENUE OF THE TWENTY-SECOND ANNUAL GENERAL MEETING OF ICICI BANK LIMITED

VENUE:

Sir Sayajirao Nagargruh,

Vadodara Mahanagar Seva Sadan,

Near GEB Colony, Old Padra Road, Akota, Vadodara – 390 020

Item 2

ICICI Bank Limited

CIN: L65190GJ1994PLC021012

Registered Office: Landmark, Race Course Circle, Vadodara 390 007, Phone: 0265-3263701

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Phone: 022-26538900, Fax: 022-26531230

Website: www.icicibank.com, E-mail: investor@icicibank.com

Notice to American Depositary Shares (“ADS”) Holders

Notice to ADS Holders

The attached is being provided by ICICI Bank Limited (the “Bank”) FOR INFORMATIONAL PURPOSES ONLY and is not to be construed, and does not purport to be, an offer to sell or solicitation of an offer to buy any securities.

Deutsche Bank Trust Company Americas, the Depositary (the “Depositary”), has not reviewed the enclosed, and expressly disclaims any responsibility for, and does not make any recommendation with respect to, the Bank or the matters and/or transactions described or referred to in the enclosed documentation. Furthermore, neither the Depositary nor any of its officers, employees, directors, agents or affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information provided at the Bank's request or otherwise made available by the Bank and none of them are liable or responsible for any information contained therein.

Registered Holders have no voting rights with respect to the Shares or other Deposited Securities represented by their American Depositary Shares. The instructions of Registered Holders shall not be obtained with respect to the voting rights attached to the Shares or other Deposited Securities represented by their respective ADSs. In accordance with the Governmental Approval, the Depositary is required, at the direction of the Board of Directors of the Bank (the “Board”), to vote as directed by the Board.

The matters referred to in the attached are being made with respect to the securities of an Indian company. The proposed action is subject to the disclosure requirements of India, which are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in India, and some or all of its officers and directors may be residents of India. You may not be able to sue an Indian company or its officers or directors in an Indian court for violations of the U.S. securities laws. It may be difficult to compel an Indian company and its affiliates to subject themselves to a U.S. court's judgment.

Capitalized terms used in this notice but not defined herein shall have the meanings ascribed to them in the Deposit Agreement, dated as of March 31, 2000 (as amended) between the Bank, the Depositary and all Registered Holders and Beneficial Owners from time to time of Receipts issued thereunder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 6, 2016	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan

			Title :	Deputy General Manager